June 15, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3030

Attention:	Larry Spirgel
Re:	Quotient Technology Inc. Registration Statement on Form S-3 File No. 333-218569

Acceleration Request

Requested Date:Tuesday, June 20, 2017
Requested Time:4:30PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Quotient Technology Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-218569) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark B. Baudler at (650) 320 - 4597.

Sincerely,

Quotient Technology Inc.

/s/ Connie Chen

Connie Chen

General Counsel

cc:	Mark B. Baudler

Wilson Sonsini Goodrich & Rosati, P.C.